Exhibit 99.1

voxeljet AG Approves Capital Increase of up to €1.1 million

Friedberg, 15 October 2018

Capital Increase

The management board of voxeljet AG (WKN: A1W556 / ISIN: US92912L1070 / Ticker: VJET / New York Stock Exchange) today approved, with the consent of the supervisory board, a capital increase against cash contributions under exclusion of the subscription rights of the existing shareholders in an amount of up to 1.1 million euro. The company's capital is to be increased through the partial use of its authorised capital approved by the ordinary shareholders meeting on 30 May 2018, which currently amounts to EUR 3,720,000 by up to EUR 1,116,000 to up to EUR 4,836,000. In conjunction with the capital increase, the company will issue new registered ordinary shares with attached dividend entitlements for the financial year 2018, which will be offered in the form of American Depositary Shares ("ADSs"). Each ADS represents one-fifth of an ordinary share. The offering period for the ADSs will run from 15 to on or about 18 October 2018. The ADSs are listed on the New York Stock Exchange.

The company intends to implement the capital increase in two tranches. As part of the main share tranche, up to 972,000 ordinary shares will be issued and offered in the US capital markets in the form of up to 4,860,000 ADSs to institutional investors. In addition, the transaction features an over-allotment option of up to an additional 144,000 ordinary shares to be offered in the form of up to 720,000 ADSs.

The offer price is expected to be set and announced by the management board on 19 October 2018. The company will receive the proceeds from the capital increase, less estimated underwriting discounts and commissions and estimated offering expenses. The company intends to use the net proceeds for general corporate purposes.

In connection with the transaction, Piper Jaffray & Co. will act as the stabilization manager and may, as stabilization manager, make over-allotments and take stabilization measures in accordance with legal requirements (Art. 5 para. 4 and 5 of the Market Abuse Regulation (EU) No. 596/2014 in conjunction with Articles 5 through 8 of the Commission Delegated Regulation (EU) 2016/1052) to support the market price of the company’s securities and thereby counteract any selling pressure. The stabilization manager is under no obligation to take any stabilization measures. Therefore, stabilization may not necessarily occur and may cease at any time. Such measures may be taken as of the date of announcement of the offering price of the ADSs and must be discontinued no later than 30 calendar days after such date (the “Stabilization Period”). Stabilization transactions aim at supporting the market price of the company’s securities during the Stabilization Period. These measures may result in the market price of the company’s

Securities being at levels higher than those which might otherwise prevail. Moreover, the market price may temporarily be at an unsustainable level.

Preliminary Q3 Results

The company expects to report its third-quarter 2018 financial results in November. Based on the information and data currently available, the company preliminarily estimates that for the three months ended September 30, 2018, the company will have revenue between €7.0 million and €7.25 million, compared with revenue for the three months ended September 30, 2017 of €7.4 million. The estimates reflect the company’s preliminary unaudited estimates and are based on information available as of the date hereof. Actual results and estimates may differ materially from the estimates and trends described above due to developments or other information that may arise between now and the time the financial results for the third quarter or fiscal year are finalized. These preliminary results should not be viewed as a substitute for the company’s third quarter interim unaudited consolidated financial statements prepared in accordance with IFRS.

Important Additional Information

This announcement is for informational purposes only. It is neither an offer to buy, sell, exchange or transfer securities nor a solicitation to submit an offer to purchase securities of voxeljet AG in the United States of America, Germany or any other country. Neither this announcement nor its contents may be distributed in connection with any offer in any country.

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

A registration statement relating to the ordinary shares has been filed with the U.S. Securities and Exchange Commission (SEC) and has become effective. The prospectus in the registration statement, the related prospectus supplement and the other documents that voxeljet AG files with the SEC contains information about voxeljet AG and the capital increase. You may obtain the preliminary prospectus supplement for the capital increase, the registration statement and the other documents for free by visiting EDGAR on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained from voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, Attention: Investor Relations Department, or by calling +49 821 7483 100.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as "expect", "believe", "estimate", "intend", "strive", "assume" and similar expressions. These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy. You should not place undue reliance on these statements. voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet AG will realize the anticipated benefits of any transaction. Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG. These risks and other factors are discussed in more detail in the company’s public filings with the Securities and Exchange Commission. It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements. Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date. The company disclaims any obligation to update any forward-looking statements except as may be required by law.